IN THE UNITED STATES BANKRUPTCY COURT
          FOR THE WESTERN DISTRICT OF PENNSYLVANIA

IN RE:
BANKRUPTCY NO. 03-23239-MBM

BICO, INC., f/k/a Biocontrol
CHAPTER 11
Technology, Inc.,
           Debtor.
Document No.

      SECOND AMENDED DISCLOSURE STATEMENT TO ACCOMPANY
 SECOND AMENDED JOINT PLAN OF REORGANIZATION DATED AUGUST 3,
                            2004

     AND NOW COMES, BICO, Inc., the above-captioned debtor (the "Debtor"), by and through its counsel, Steven T. Shreve, and PHD Capital, the Joint Plan Proponent, by and through its counsel, Robert O. Lampl and John P. Lacher, and furnish this Second Amended Disclosure Statement ("Disclosure Statement") to creditors in the above-captioned matter pursuant to Federal Bankruptcy Code 11 U.S.C. 1125.
     The purpose of this Second Amended Disclosure Statement is to enable holders of claims against or interests in the Debtor to make an informed judgment concerning acceptance or rejection of the Joint Plant of Reorganization dated August 3, 2004, a copy of which is attached hereto.
     Pursuant to 11 U.S.C. 1126(a), the holder of a claim or interest allowed under 11 U.S.C. 502 may vote to accept or reject the Second Amended Joint Plan of Reorganization (the "Plan"). Under 11 U.S.C. 1126c), a class of claims has accepted the Plan if more than 1\2 of the claimants representing at least 2\3 in dollar amount have accepted the Plan. Pursuant to 11 U.S.C. 1126(f), a class that is not impaired under the Plan and is conclusively presumed to have accepted the Plan. Pursuant to 11 U.S.C. 1126(g), a class which does not receive nor retain any property under the Plan is deemed to have rejected the Plan. 11 U.S.C.
1125(b) prohibits the solicitation of votes on the Plan until a Disclosure Statement is approved by the Court as containing adequate information.
     The Debtor, Debtor's counsel, the Joint Plan Proponent, and counsel to the Joint Plan Proponent have attempted to provide in this Disclosure Statement reasonable detail of all relevant information concerning assets, liabilities and business operations.

   NO INFORMATION CONCERNING THE DEBTOR IS AUTHORIZED
   OTHER THAN INFORMATION SET FORTH IN THIS STATEMENT.
   ANY REPRESENTATIONS OR INDUCEMENTS NOT IN THIS
   DISCLOSURE STATEMENT MADE TO SECURE YOUR ACCEPTANCE
   OR REJECTION OF THE PLAN SHOULD NOT BE RELIED UPON
   BY YOU IN ARRIVING AT YOUR DECISION.
   Creditors who wish to vote must complete their Ballots and return them to the following address before the deadline noted in the Order Approving the Second Amended Disclosure Statement and fixing said time. The Court will schedule a hearing on the Plan pursuant to 11 U.S.C. 1129.
Address for return of Ballots:

                STEVEN T. SHREVE, ESQUIRE
                303 PITT BLDG.
                213 SMITHFIELD ST.
                PITTSBURGH PA 15222
                Ph. (412) 281-6555
                Fax: (412) 281-6597

I.   BACKGROUND

     1. Name of Debtor: BICO, Inc., formerly known as
Biocontrol Technology,
                                      Inc.

     2. Type of Debtor: Public corporation.

     3. Debtor's Business: BICO is a development stage company, researching, developing and selling products used in the medical product and environmental remediation businesses. In addition, prior to its bankruptcy filing, BICO regularly invested funds in other businesses. BICO has historically financed its business operations from proceeds generated from private and public sales of its securities, the issuance of debt in the form of convertible debentures, and from funds paid by subsidiaries to BICO for research and development costs.

     4.   Date of Chapter 11 Petition: On March 18, 2003,
BICO, Inc. and its subsidiary Petrol Rem, Inc. filed voluntary petitions for Chapter 11 bankruptcy with the United States Bankruptcy Court for the Western District of
Pennsylvania.

     5. Events that Caused the Filing: BICO extensively focused its efforts on research and development of products used in the medical products business (particularly medical products used in the treatment of diabetes) and environmental remediation business. BICO also invested in other business ventures. BICO's operations required a continuous capital infusion to support its operations. In late 2001 and continuing throughout 2002, BICO experienced difficulty in raising monies to support its own operations and controlling costs. BICO began selling its assets to provide capital to meet its obligations. BICO's financial situation continued to deteriorate throughout 2002. Without necessary funding, BICO was unable to continue operations or to retain sufficient counsel to defend itself from litigation matters. In 2002, BICO was sued by several alleged creditors who obtained default judgments against BICO and a subsidiary. The judgment holders thereafter levied on property of BICO, scheduling an execution sale of assets. Faced with the threat of losing substantial assets to a single disputed creditor, BICO filed a petition for relief under Chapter 11 on
March 18, 2003.
     In the years prior to the Chapter 11 filing, BICO experienced substantial losses and financial difficulties. The consolidated financial statements for BICO for the year ended December 31, 2001 included disclosures that BICO had a net loss for the nine month period ended September 30, 2002 of $17,518,464 (unaudited) and for the fiscal year ended December 31, 2001 of $30,942,310, compared to a net loss for the fiscal year ended December 31, 2000 of $ 42,546,303. As of December 31, 2001, and September 30, 2002, BICO's accumulated deficit was $254,663,071 and $272,181,535 (unaudited) respectively.
     Prior to the Chapter 11 filing, BICO decided to voluntary vacate its manufacturing facility in Indiana, PA. All manufacturing operations have ceased and no additional work is being performed on any remaining contracts at the Indiana, Pa facility. The inventory and equipment at the Indiana, PA facility has been sold during the course of BICO's Chapter 11 bankruptcy case.

     6. Anticipated Future of the Debtor: BICO will not continue business operations as an independent entity. Instead, the Joint Plan Proponent PHD Capital anticipates combining a new entity, cXc Services, Inc. ("cXc"), into BICO. BICO will obtain 100% of the assets of cXc, including the exclusive licensing rights to a product known as a "web phone" and management expertise . In return, the shareholders of cXc will receive full voting, convertible, preferred stock in BICO. The preferred stock shall be convertible at any time into an amount of common stock equal to 49.6% of the total stock to be issuable by BICO, but will not provide cXc with any priority over the common shareholders upon liquidation, nor any dividend or disbursement priority. The former shareholders of cXc will hold two of three positions on the Board of Directors of BICO. BICO shall continue business operations as a publicly traded company with continuing infusions of capital and resources from selling additional shares or any other available source. Neither cXc nor its principals shall receive any funds currently held by BICO.
Who is cXc Services, Inc. and what is its business?
     cXc is a private company based in Laguna Hills, California. cXc was located by the joint plan proponent, PHD Capital (PHD and cXc had no prior dealings). cXc was incorporated in Delaware in 2003. Neither cXc, nor any of its principals, have had any prior dealings with BICO or are insiders of BICO or its subsidiaries. cXc is a developing company dedicated to providing internet connectivity to the large number of customers and consumers who do not currently have internet service, as well as making internet service more convenient for those who do have service. cXc is marketing and will shortly begin selling, a "web phone" product which will enable telephone users to access the internet (without a computer or television) by pushing one button on a telephone. cXc has the exclusive distribution rights in North America for the web phone product manufactured by Amstrad, PLC, a public British company. Amstrad has sold and installed 300,000 units of the web phone product in its markets in the last approx. year and a half. To date, cXc and its predecessors have raised over $1 million to support it operations. A summary of cXc's product description and target markets may be viewed at the firm's website, cXcservices.com.
     cXc Services is substantially owned (over 80%) by Ken Raznick, Richard Greenwood and the management team. The co-founder, President and CEO of cXc is Richard Greenwood. Greenwood has over 25 years of experience in executive level positions with financial institutions involving funding and capital management. For example, he held various treasury positions for Citibank, was CFO of California Federal Bank and Valley National, and was the CEO of Bank Plus/Fidelity Federal Bank. Most recently before starting cXc, Greenwood was CEO of Hagenuk CPS/USA, a manufacturer and distributor of web phones and smart card systems and technologies. Greenwood is experienced at raising funds for a developing business and managing its daily challenges.
     Co-founder Ken Raznick, the Chairman of cXc, has worked in the commercial real estate field for 30 years, participating in the development of over 25 million square feet of commercial and industrial space. In 1974, Raznick started The Ken Raznick Company developing neighborhood shopping centers. In addition to developing and managing shopping centers, Raznick has been actively involved in commercial financing issues. Raznick has invested substantial monies in cXc and its operations.

     7. Summarize all Significant Features of the Plan, Including When and How Each Class of Creditor Will be Paid and What, if Any, Liens Will Be Retained by Secured Creditors or Granted to Any Creditor Under the Plan.

     The Joint Plan Proponent, PHD Capital, is an investment banking company based in New York, NY. PHD Capital was used by BICO prior to the filing of the Chapter 11 as an investment banker to raise funds. None of the principals or insiders of BICO are principals or insiders of PHD Capital, nor have any members of PHD Capital ever held any positions with BICO. PHD Capital is a creditor of the BICO Estate and has worked with BICO to identify a merger partner and submit this Plan. In return for its services, PHD Capital will obtain stock in BICO representing 2.0% of BICO's issuable shares. One-half of these shares shall be restricted from sale for a period of 60 days after issuance, and the remainder shall be unrestricted. No post-bankruptcy filing contractual relationship exists between BICO and PHD Capital.
     The shareholders of cXc shall receive preferred stock in BICO with full voting rights (the preferred stock will be convertible into common stock representing 49.6% of BICO's issuable shares). cXc will control two of three Board of Director positions. Upon consummation of the merger, cXc and\or PHD will endeavor to secure the funds necessary on an as needed basis to: (I) merge operations with the Reorganized Debtor; and (ii) continue BICO's operations and preserve its status as a publicly traded company (including, but not limited to, the costs and expenses of preparing public company filings, registration statements, and mailings to shareholders). In the 90 day period following the merger, cXc expects to continue uninterrupted its business plan and as such expects at least another $1 million dollars to be raised for the new BICO operation.
     BICO's reorganized Board of Directors shall have the following special powers, none of which shall require the consent of any shareholders: 1) combine cXc into BICO and implement the terms of the Joint Plan of Reorganization; 2) designate officers and directors of the Reorganized Debtor for a period of 12 months or until a merger is consummated, whichever is sooner; 3) increase the total authorized shares in the Reorganized Debtor to up to 250,000,000,000 shares;
4) split or reverse split the stock in the Reorganized Debtor as many times as desired for a period of 5 years from the effective date of the Plan; 5) redeem the interest of BICO's preferred shareholders in exchange for common stock in the Reorganized Debtor; 6) impose commercially reasonable restrictions on the transfer of any issued stock; 7) amend BICO's bylaws and\or issue new bylaws for BICO for a period of 2 years from the effective date of the Plan; 8) assume, ratify, assign and\or amend that certain Securities Purchase Agreement between BICO and J.P. Carey Asset Management relating to Series K Convertible Preferred Stock, including extending the maturity date to September 1, 2007. This agreement permits BICO to raise revenue by selling stock in a less costly manner than by issuing a secondary offering; and 9) issue restricted or unrestricted shares of BICO stock in such amounts and at such times to persons or entities who shall perform services for BICO, as the Board of Directors shall determine.
     Existing unsecured nonpriority creditors of BICO shall receive 6,500,000,000 shares of restricted common stock in the Reorganized Debtor, distributed on a pro-rata basis. Holders of this common stock shall be restricted from trading the stock in the following manner: 25% may be sold beginning 6 months from the date of issuance; another 25% may be sold beginning 9 months from the date of issuance; and the remainder may be sold beginning 1 year from the date of issuance. Existing unsecured creditors shall also receive the net proceeds distributed on a pro-rata basis of any fraudulent transfer litigation to be commenced by BICO or its assign. This includes a possible cause of action against Edward Lofton and\or Intco., Inc. arising out of a loan transaction between BICO and Intco, Inc. The Debtor believes that this cause of action has merit and should be pursued. Upon locating an attorney to pursue the action on a contingency, BICO may fund a cost account to pursue the litigation prior to any merger. The Reorganized Debtor shall have no obligation to pursue or fund this litigation.
     The Reorganized Debtor shall redeem the existing preferred stock in exchange for common stock in the Reorganized Debtor of another 6,500,000,000 shares. The existing common stockholders in BICO shall retain their existing shares in the amount of approx. 6,500,000,000. Collectively, existing creditors, preferred shareholders, and shareholders of the Debtor shall receive approx. 8% of the issuable shares in the Reorganized Debtor.
     J.P. Carey Asset Management shall receive shall receive 1,000,000,000 shares of common stock in the Reorganized Debtor, which shares shall be restricted from trading for a period of 6 months from the date of issuance. These shares shall be paid to J.P. Carey Asset Management for assisting BICO in raising revenue pursuant to the Securities Purchase Agreement for Series K Preferred Stock dated February 15, 2002.
     The Reorganized Debtor shall also reserve 4,500,000,000 shares of common stock, restricted or unrestricted as the Board of the Debtor shall determine, to be used to pay for services to be rendered to the Reorganized Debtor (including, but not limited to, public relations firm(s), marketing agents, accountants, attorneys, employees, and professionals).
     Holders of warrants and\or options to purchase BICO stock or debt which had not been exercised as of March 18, 2003 shall not receive any property under this Plan, and such interests are cancelled.
     Administrative claimants will be paid either in full on the Effective Date of the Plan or as agreed between the Debtor and the claimant(s). Priority wage claim creditors will be paid the full amount of their allowed priority claims (up to $4,650 per claimant) on the Effective Date of the Plan. Unsecured priority tax creditors shall be paid the full amount of their priority tax claims over a period of 72 months or less, plus interest at the prevailing interest rate for such claims in effect on the date the Plan is confirmed, as provided by 11 U.S.C. 507(a)(8).
     Upon approval of the Plan and implementation of the Plan, BICO anticipates registering and issuing unrestricted stock in BICO representing 16% of the issuable shares in the company, and immediately begin selling such stock to raise needed investment capital. BICO shall reserve another 22% of its issuable shares for future capital raising.

     8. The Monthly Operating Statements are current and on file with the Clerk of Court through June, 2004, as of the date of this Second Amended Disclosure Statement. The monthly operating statement for the month of July, 2004 is not yet due.

II.  CREDITOR CLASSIFICATION.

     A.   Unimpaired Administrative Claims - Class 1
          Estimate of claims of counsel to Debtor $
          90,000.00 and counsel to the Creditors Committee

     B.   Unimpaired Administrative Claims - Class 2
          Estimate of claim of Clerk of the Bankruptcy Court and U.S. Trustee fees and claims $ 500.00

     C.   Impaired Administrative Claim - Class 3

Claimant A. Paterra, the CEO and Director of BICO, asserts a claim for deferred compensation during the Chapter 11 for compensation accrued but not paid (initially, no monies were in the Debtor's account). The estimated current amount of this claim to date is $45,666. This amount represents the difference between Mr. Paterra's prebankruptcy compensation and what Paterra has actually received since the Chapter 11 filing ($96,000 between March 18, 2003 and July, 2004). The Debtor agrees to this amount. Mr. Paterra has agreed to enter into both a consulting agreement and a non-compete agreement with the Reorganized Debtor. In return for entering into a consulting agreement and a non-compete agreement, Mr. Paterra shall receive common stock in the Reorganized Debtor in totaling 500,000,000 shares.

     D. Unimpaired Priority Wage Claims - Class 4. 11 U.S.C. 507(a)(3). The allowed claims of entities for wages, salaries or commissions up to a statutory maximum of $4,650 per claimant, earned within 90 days before March 18, 2003 or the cessation of business (whichever occurred first) entitled to priority pursuant to 507(a)(3) of the Code. 11 U.S.C. 507(a)(3). The allowed Class 4 claims shall be paid in full on the Effective Date of the Plan. Estimated total allowed amount of such claims totals $165,000. The Debtor believes that some of the filed priority wage claims are not valid and will file objections to or otherwise attempt to settle these claims if necessary.

     E.   Unimpaired Priority Tax Claims - Class 5. 11
U.S.C.  507(a)(8).
Claimant Pa. Dept. of Revenue shall be paid the full amount of their priority tax claims over a period of 72 months or less, plus interest at the prevailing interest rate for such claims in effect on the date the Plan is confirmed.

     F. Impaired General Unsecured Nonpriority Claims - Class 6. All allowed unsecured claims for goods and services provided prior to March 18, 2003, including, but not limited to, unsecured claims by creditors whose claims arise from the rejection of an executory contract by the Debtor for leased property, and unsecured claims by creditors whose claims arise from deficiency balances after the sale of those creditors' collateral or the avoidance of those creditors' security interests. Class 6 members shall receive a pro-rata distribution of 6,500,000,000 shares of common stock in the Reorganized Debtor, which shares shall be restricted from trading for a period of 12 months from the date of issuance.

     G. Impaired Class 7: Claims & Interests of BICO, Inc. Preferred Security Holders. Members of Class 7 include all preferred shareholder equity interests in the BICO. The Reorganized Debtor shall redeem the interests of Class 7 members in exchange for unrestricted common stock in the Reorganized Debtor.

     H.   Unimpaired Class 8: Claims & Interests of BICO, Inc.
Common Security Holders. Members of Class 8 include all common shareholder equity interests in the BICO. The existing common stockholders in BICO shall retain their shares.

III.      IDENTITY AND VALUATION OF DEBTOR ASSETS.

     BICO did not own any real estate at the time of the Chapter 11 filing. The Debtor has liquidated, or is in the process of liquidating, the following assets: 1) BICO's equity and debt interest in Viacirq, Inc., a subsidiary ($300,000 sale price); 2) the remaining inventory and equipment at BICO's Indiana, Pa division ($130,000 sale price); 3) BICO's equity and debt interest in Diasense, Inc. ($80,000 sale price); & 4) accounts receivable collection (less than $20,000). These are gross amounts obtained from the sale of certain of BICO's assets. BICO currently has approx. $345,000 of sales proceeds remaining after payment of ongoing Chapter 11 expenses (such as salaries to Debtor employees, rent, storage, utilities, and quarterly fees, but not including any professional fees).
     BICO's remaining assets consist of 1) over $250,000,000 in net tax loss carryforwards; and 2) BICO's status at a publicly traded company. BICO has been attempting to sell the tax loss carryforwards since the filing date, but has not received any significant offers for the loss carryforwards alone. Although these potential assets may have substantial value to a particular company, the Debtor believes that they have no net value in a Chapter 7 case to a Debtor's estate. The actual value of the tax loss carryforwards will also depend on the tax laws in effect when the losses are sought to be utilized and not all losses may be available to a purchaser.
     Together with its status as a publicly traded company, BICO believes that the merger with cXc maximizes value for both creditors and equityholders alike. BICO will become a company with a proven management group, valuable intellectual property, and a potential ability to generate revenues substantially in excess of any revenues ever generated by the pre-bankruptcy filing BICO. The merged, Reorganized Debtor should therefore be in a position to take maximal advantage of BICO's tax loss carryforwards. By obtaining and retaining equity interests in the Reorganized Debtor, BICO's creditors and shareholders stand to benefit from the Reorganized Debtor's operations.

IV.  COMPARISON OF PLAN WITH CHAPTER 7 LIQUIDATION.

     If Debtor's proposed Plan is not confirmed, the potential alternatives include proposal of a different Plan, dismissal of the bankruptcy case, or conversion of the case to Chapter 7. If this case is converted to Chapter 7, a trustee will be appointed to liquidate the Debtor's remaining assets. In this event, all secured claims and priority claims, including all expenses of administration, must be paid in full before any distribution is made to unsecured claimants. BICO believes that its status as a public trading company would then be eliminated, leaving only BICO's tax loss carryforwards as a potential asset. BICO believes that without its public trading status, a Chapter 7 trustee would not be able to obtain significant funds for the tax loss carryforwards. As a result, equity holders would not receive any value and would not retain their share interests. Further, any nominal distribution to unsecured nonpriority creditors would be further diminished by the fees and expenses of a Chapter 7 trustee, legal counsel to a trustee, and likely an accountant to a Chapter trustee. As a result, all creditors and equity security holders will receive better treatment under the Plan than if BICO's case is converted to Chapter 7.

V.   Management.

Stan Cottrell, BICO's CEO and a director of BICO at the time of filing, resigned from both positions shortly after BICO's bankruptcy filing. His resignation was accepted by the remaining directors, Jerome Buyny and Anthony Paterra. Anthony Paterra was thereafter named BICO's CEO and continues to act in that capacity. Mr. Paterra will fill one of three positions on the Reorganized Debtor's board of directors during the transition period. Mr. Paterra will continue to act as a board member until and unless replaced by a majority vote of the board of directors. The remaining two positions will be selected by the former shareholders of cXc. Mr. Paterra has agreed to continue as the Reorganized Debtor's interim CEO, and to enter into a consulting agreement, and a non-compete agreement with the Reorganized Debtor.

VI. Certification.

The undersigned hereby certifies that the information herein is true and correct to the best of their knowledge and belief, formed after reasonable inquiry.



                                        BICO, Inc.
                                        By: /s/ Anthony
                                   Paterra
Date: 8/3/2004                               Anthony
Paterra, CEO


                                        Joint Plan Proponent
                                        PHD Capital
                                        By: Jody Eisenman
                                        Title: Partner

VII. Corporate Resolution

The undersigned, Anthony Paterra, being the Chief Operating
Officer of BICO,
Inc., hereby authorize the filing of the foregoing Second
Amended Disclosure
Statement.

                                        BICO, Inc.
                                        By: /s/ Anthony
                                   Paterra
                                        Anthony Paterra,
                                   Chief
                                        Executive Officer
Dated: August 3, 2004
                                        /s/ STEVEN T. SHREVE
                                        Steven T. Shreve,
Esquire
                                        303 Pitt Building
                                        213 Smithfield St.
                                        Pittsburgh,
                                        Pennsylvania 15222
                                        (412) 281-6555
                                        Counsel for Debtor
                                        Pa. I.D. No. 59682